Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED DECEMBER 31, 2005

Results of operations – management discussion

Three months ended December 31, 2005 versus quarter ended December 31, 2004

(Percentage changes are based on the full numbers in the accompanying financial statements)

The Company previously announced unaudited results for the three months and year ended December 31, 2005, in a press release dated March 2, 2006. While net income and earnings per share for the year and for the three months remain unchanged from amounts disclosed in the press release, certain reclassifications and adjustments were made while finalizing the accounts which reduced operating income by $1.7 million for the three months and for the year ended December 31, 2005. Adjusted operating income for the three months and for the year ended December 31, 2005 was $61.8 million and $154.8 million, respectively, compared to $56.8 million and $145.5 million for the three months and for the year ended December 31, 2004, respectively. Reference is made to the Form 20-F which contains the Company’s 2005 Annual Report.

Voyage revenues

Voyage revenues from vessels were $89.4 million during the quarter ended December 31, 2005 as compared to $94.0 million during the quarter ended December 31, 2004, a decrease of $4.6 million or 4.9%. The decrease was primarily due to there being the equivalent of 1.5 vessels less or, in terms of days available for trading, a reduction of 145 days compared to the same quarter in 2004. The average number of vessels during the fourth quarter 2005 was 25.3 compared to 26.8 in the fourth quarter 2004 as a result of the sale of the Panos G, Tamyra, Pella, Dion and Toula Z and the acquisition of the Didimon, Eurochampion 2004 and Euronike within the intervening period.

Revenue earned per vessel on average within the fourth quarter was in fact almost exactly the same as the previous year’s fourth quarter, despite the freight market not reaching the peaks achieved in 2004. It was still nevertheless a strong market buoyed by strong world wide demand, in particular from the Far East. Most of the reduction in days affected the share of days relating to vessels employed on time charters (average 10.5 vessels compared to 11.5 in Quarter 4, 2004). The number of days employed on voyages subject to variable rates (on profit-sharing arrangements, on spot or on continuous employment at rates totally dependent on the market) was consistent with the equivalent period of 2004.

The average daily revenue per vessel after deducting voyage expenses for the quarter was $35,388 per day compared to $35,400 for the previous year’s fourth quarter. All tanker categories achieved good average rates during the fourth quarter as follows (last year’s fourth quarter averages in parentheses):- VLCCs earned an average $54,154 ($70,053), Suezmaxes $38,522 ($35,858), Aframaxes $38,620 ($42,460), Panamaxes $30,502 ($25,961), and Product Carriers $21,652 ($15,538).

Total productivity achieved by the fleet in the fourth quarter 2005 was 99.8% compared to 98.1% for the fourth quarter of 2004. In the same quarter last year, days lost related mainly to the voyage of the Bregen on route for its special survey due to commence in January 2006.

Commissions

Commissions were $3.4 million, or 3.8% of revenue from vessels, during the quarter ended December 31, 2005, compared to $3.8 million, which was 4.1% of revenue from vessels, for the quarter ended December 31, 2004. The decrease was due to changes in employment of several vessels to alternative employment on which lower commission was charged.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. Voyage expenses were $8.3 million during the quarter ended December 31, 2005, compared to $9.3 million during the prior year’s fourth quarter, a 10.6% decrease.

Although voyage expenses are highly dependent on the voyage patterns followed, much of the decrease can simply be explained by the fact that the total operating days on spot charter and contract of affreightment decreased from 675 days in the fourth quarter of 2004 to 613 days in the fourth quarter of 2005. On the other hand, bunker prices were higher in the fourth quarter 2005 compared to the previous year’s period due to the significant increase in the price of oil during 2005.

Charter hire expense

During the fourth quarter 2004 and 2005 total charter hire expenses relating to the vessels as Cape Baker, Cape Balboa and Olympia amounted to $6.1 million.

Vessel operating expenses.

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the three vessels which are chartered-in (Cape Baker, Cape Balboa and Olympia). Total operating costs were $14.0 million during the quarter ended December 31, 2005 as compared to $15.0 million during quarter ended December 31, 2004, a decrease of 6.5%, mainly due to the reduction in average number of vessels during the period.

Vessel operating expenses per ship per day for the those vessels in the fleet incurring operating expenses increased from $7,041 for the quarter ended December 31, 2004 to $7,134 for the quarter ended December 31, 2005, a relatively modest 1.3% increase. Costs have been held on an average basis due to the addition of new cost effective vessels and disposal of old vessels during 2005 which were becoming increasingly costly to maintain. However, although the dollar enjoyed some strengthening in the fourth quarter especially compared to the lows it had achieved against the Euro in the fourth quarter of 2004 and the beginning of 2005, the high relative level of the Euro continued to impact the cost of crew in particular. The high oil prices also have resulted in higher lubricant costs and there were increases in insurance costs. Certain charges associated with the recent dry-dockings of the panamaxes Victory III, Bregen and Hesnes have also been written-off in the Quarter.

Depreciation.

Depreciation was $9.1 million during the quarter ended December 31, 2005 compared to $8.9 million during the quarter ended December 31, 2004, an increase of only 2.4%, due mainly to the addition of the two ice-class suezmaxes and the product carrier Didimon in 2005, offset by the sale of the Toula Z, Pella, Dion and Tamyra (the vessel Panos G, which was also sold was already borne in the books at residual value).

Amortization of deferred charges.

During the quarter ended December 31, 2005, amortization of deferred drydocking charges was $2.8 million compared to $1.8 million during the quarter ended December 31, 2004, an increase of 52.4%. Increases in amortization were due partly to three vessels that underwent dry-docking in the period between the fourth quarter 2004 and fourth quarter 2005, which was offset by reduced overall amortization relating to four vessels with previously deferred dry-docking charges which were sold. Also, in the fourth quarter we changed the method of estimation relating to the period for amortizing the costs of dry-docking per vessel from the period to the next special survey to the period to the next scheduled dry-docking (generally 2.5 years).

Provision for doubtful receivables.

There was a decrease of $0.6 million in the provision for doubtful receivables during the fourth quarter 2005 compared to the like quarter of 2004. The provision is made up primarily of demurrages and freight believed due for time lost for causes beyond the Company’s control which is disputed by the charterers concerned. Of the provision made in 2004, some $0.4 million was in fact recovered in 2005. New charges in the quarter amounted to $40 thousand.

Management fees.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. Since July 1, 2004, the monthly fee is $18,000 for all vessels except the chartered-in vessels where the fee is $12,500 per month. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. Management fees totaled $1.3 million during the quarter ended December 31, 2005 compared to $1.4 million for the quarter ended December 31, 2004, a decrease of 5.1%, due to the reduction in number of vessels.

General and administrative expenses.

G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were $1.4 million during the quarter ended December 31, 2005 compared to $1.1 million during the previous year’s fourth quarter, an increase of 32.3%. The increase was mostly due to one-off expenses relating to the issuance of the rights plan announced in October.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs, excluding the new management incentive award, were $1,166 for the three months ended December 31, 2005 compared to $988 for the fourth quarter of 2004 and an average $954 for the year 2005, the increase being due to the reasons stated above. Together with the incentive award the daily overhead was $2,241 for the quarter compared to $2,000 in Quarter 4, 2004.

Management incentive award

In accordance with the revised management agreement between the Company and Tsakos Energy Management, its managers, $2.5 million is due as an award to Tsakos Energy Management due to the success of the Company during 2005 in achieving a return on equity in excess of the target 25% for 2005. A similar award was achieved in 2004 for exceeding the 25% target.

Amortization of the deferred gain on the sale of vessels.

The Company sold two suezmaxes in a sale and leaseback transaction in Quarter 4, 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $0.8 million for both fourth quarters of 2004 and 2005.

Gain on sale of vessels

The Company sold the single-hull aframax Tamyra during the fourth quarter for $10.4 million realizing a capital gain of $1.8 million and the product carrier Dionisos for $48.0 million with a capital gain of $18.7 million. The gains are recognized in full in the fourth quarter. In the fourth quarter 2004, the tanker Toula Z. had been sold for a capital gain of $12.7 million. There were also late charges in the fourth quarter of 2004 of $0.1 million relating to a previously sold vessel.

Operating income

As a result of the reasons stated above, income from vessel operations was $61.8 million during the quarter ended December 31, 2005 versus $56.8 million during the quarter ended December 31, 2004, representing an 8.7% increase.

Interest and finance costs.

Interest and finance costs were $4.7 million for the quarter ended December 31, 2005 compared to $2.4 million for the quarter ended December 31, 2004 an overall 96.3% increase. Loan interest nearly doubled to $5.4 million from $2.8 million, a 95.3% increase. Total average bank loans were approximately $440.0 million for Quarter 4, 2005 compared to $392.0 million for the previous year’s quarter. The average all-in loan finance cost in Quarter 4, taking account of swap interest, was 4.78% compared to 3.17% in last year’s fourth quarter.

There was a net positive movement of $1.4 million, including reclassification adjustments on undesignated cash flow hedges, in the fair value (mark-to-market) of the non-hedging interest rate swaps in the fourth quarter 2005 compared to a negative movement of $1.2 million in the fourth quarter of 2004.

Capitalized interest in the fourth quarter of 2005 was $1.5 million compared to $0.9 million in the previous year, due to the extra number of vessels under construction during the past year, and a significant increase in average interest rates.

Amortization of Loan expenses was $0.6 million compared to $0.1 million due to write-offs of loan expenses on the refinancing of older loans. Other loan charges also increased from $0.1 million in 2004 to $1.1 million due to extra commitment fees and other charges on new loans.

Interest income.

Total income derived from bank deposits and investments was $3.7 million during the fourth quarter of 2005 and $0.4 million during the quarter ended December 31, 2004. The increase was due to partly to higher average bank deposits and higher interest rate and to net increases in the valuation of investments amounting to $1.5 million.

Other, net.

During the period, the Company derived $0.1 million of other income mainly from the recovery of doubtful debts. In the fourth quarter, 2004 the Company wrote-off certain irrecoverable once-off expenses amounting nearly $0.6 million.

Net income

As a result of the foregoing, net income for the quarter ended December 31, 2005 was $60.8 million, or $3.16 per share, basic, versus $54.3 million, or $2.69 earnings per share, basic, during the quarter ended December 31, 2004, an increase of 12.1%.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2007, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $99.9 million at December 31, 2005 compared to $73.3 million as at December 31, 2004. The increase is mostly due to the increase in cash balances (including restricted cash) which, as at December 31, 2005, amounted to $146.0 million, compared to $118.4 million a year previously.

Net cash provided by operating activities was $44.5 million in the quarter ended December 31, 2005 compared to $52.3 million in the previous year’s fourth quarter, a 15.0% decrease, due primarily to the decrease in revenues generated by the fleet which was slightly reduced from the previous period.

Expenditure on dry-dockings is deducted from net income to calculate cash generated by operating activities. There was no significant expenditure during Quarter 4, 2005 although expenditure previously incurred on the Victory III was designated upgrading and recategorized as such. In the previous year’s quarter there was dry-docking expenditure of $1.0 million.

Net cash from investing activities was $23.1 million for the quarter ended December 31, 2005, compared to $21.1 million for the quarter ended December 31, 2004. The net funds received relate mainly to the sales proceeds of the Tamyra and Dionisos amounting to $55.2 million. The vessel sales resulted in capital gains of $20.5 million and, after repayment of debt, left $34 million free cash. Installments for the ongoing new building construction programme amounted to $26.1 million. The total number of vessels on order as at December 31, 2005 was eleven to be delivered between January 2006 and June 2007 with a total contract value of $618.3 million of which $142.4 million had been paid by December 31, 2005. The first vessel, the 1A ice-class suezmax Archangel, was delivered on January 7, 2006.

Net cash used in financing activities was $53.0 million in the quarter ended December 31, 2005, compared to $48.4 million derived from financing activities quarter ending December 31, 2004. There were new proceeds from a new credit facility in the quarter amounting to $75.5 million compared to zero in the previous year’s quarter. There were repayments of $1.7 million, and a prepayment of $96.7 million relating to a loan on the Dionisos sold in Quarter 4 and loans refinanced by the new facility mentioned above.

Stock repurchased amounted $9.5 million for 278,000 shares in Quarter 4, as part of the most recent stock repurchase programme. No stock was repurchased in 2004. $48 thousand was raised in Quarter 4, 2005 from the exercise of stock options. $0.2 million were exercised within the fourth quarter of 2004.

An initial $1 dividend was declared for the fiscal year 2005, which was paid in October 2005 and amounted to $19.3 million. Earlier in 2005, a final 95 cent dividend for the fiscal year 2004 was declared in February 2005 and was paid on April 26, 2005, totaling $19.2 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.

Total net debt outstanding decreased from $456.4 million at the beginning of the fourth quarter to $433.5 million by the end of the quarter. The debt to capital ratio was 41.7% by December 31, 2005 (or 32.2% on a net of cash basis). No further interest rate swaps were arranged during the fourth quarter. Interest rate swap coverage on outstanding loans was approximately 78%.

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